Via EDGAR and Facsimile

July 8, 2008

Mr. John Madison
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Key Energy Services, Inc.
Registration Statement on Form S-4
Filed May 23, 2008
File No. 333-151166

Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 8, 2008
File No. 001-08038

Dear Mr. Madison:

On behalf of Key Energy Services, Inc. (“Key,” “our” or “we”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above referenced Form S-4 and Form 10-Q, as set forth in your letter dated June 18, 2008 (“Comment Letter”).  For convenience, the staff’s numbered comments are shown below, followed by Key’s responses in bold text.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Ms. Ms. Anne Nguyen Parker by overnight mail.

Registration Statement on Form S-4

General

1.     We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989).

See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling No-Action letters.

RESPONSE: Contemporaneously with the submission of this letter, we are filing a supplemental letter stating that we are registering the exchange offer in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), and have included the representations contained in the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Controls and Procedures, page 30

2.     We note you refer the reader to your December 31, 2007 Form 10-K for a discussion of your remediation efforts surrounding the material weaknesses you identified in your internal controls over financial reporting; and that your remediation efforts continued through to the period covered by this report.  Given your identification of multiple material weaknesses as of December 31, 2007, please significantly expand your quarterly disclosure to address the following items with respect to each particular material weakness that remains as of the end of the reporting period:

•      Reiterate when each material weakness was first identified and by whom;

•      Specifically identify the facts and circumstances surrounding each outstanding material weakness;

•      Provide a more fulsome discussion of the nature of your remediation efforts and the actions you’ve already undertaken;

•      Indicate when you believe your remediation efforts will be completed;

•      Disclose the material costs associated with each remediation procedure.

RESPONSE:  In future quarterly filings with the Commission, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, we will expand our disclosure with respect to material weaknesses in internal control over financial reporting.  We will discuss the status of the each of the material weaknesses that existed at the beginning of the period.  For the 10-Q for quarter ended June 30, 2008, we will discuss the material weaknesses identified in the

December 31, 2007 Form 10-K that remain as of the end of the reporting period.  If we believe that a previously-disclosed material weakness no longer existed as of the end of a quarter, we will not necessarily discuss it again in the report for the quarter following the quarter in which the material weakness is resolved.

The expansion of the quarterly disclosure will address each of the items noted above, as follows:

•      Reiterate when each material weakness was first identified and by whom.

The disclosure will include an overview of the identification of material weaknesses during the course of our restatement and delayed financial reporting process, which began in March 2004.

•      Specifically identify the facts and circumstances surrounding each outstanding material weakness.

Consistent with the disclosures in our Annual Report Form 10-K for 2007, we will discuss the facts and circumstances surrounding each outstanding material weakness, which will include for the June 30, 2008 quarterly report:  (i) preparation of account reconciliations and methodology over financial reporting (ii) our ability to appropriately ensure and evidence approval of expenditures, (iii) our ability to appropriately ensure and evidence approval of revenue transactions (iv) timing of assets being placed in service and timing and approval of asset dispositions, (v) controls surrounding user based applications (vi) the failure to secure certain applications as to access, logical security, changes or data integrity and (vii) aspects of our payroll process, including documentation of payroll changes and account reconciliations.

•      Provide a more fulsome discussion of the nature of your remediation efforts and the actions you’ve already undertaken.

The disclosure will also review the nature and status of remediation efforts, including the actions taken through the end of the relevant reporting period and management’s belief as to the sufficiency of the remediation efforts for each of the identified material weaknesses as of the end of the relevant quarter.

•      Indicate when you believe your remediation efforts will be completed.

Management will include in each quarterly report its conclusions as to which material weaknesses have been remediated as of the end of the quarter and will provide its then-current expectations regarding remediation of any remaining material weaknesses will be completed.

•      Disclose the material costs associated with each remediation procedure.

The disclosure will include any material costs associated with each remediation procedure; however, because substantially all of our remedial efforts occurred during 2007, we do not anticipate that the Company will incur any additional material costs associated with the remediation procedures.

3.     We further note your disclosure that “There have been no changes in our internal control over financial reporting during the most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.” Please tell us whether you performed any remediation efforts during this reporting period which resulted in a change in your internal controls over financial reporting.

RESPONSE:  As disclosed in our 2007 10-K, we believe that remedial efforts with respect to many of the material weaknesses had been substantially completed as of December 31, 2007.  However, there was an insufficient amount of time and number of closing cycles to properly evidence the effectiveness of these control procedures for the end of the December 31, 2007 reporting period.  The remedial changes made during 2007 continued in place into 2008.  We did not perform any additional remediation efforts during the first quarter of 2008.  The Company did implement, and will disclose in the Quarterly Report on Form 10-Q for the period ended June 30, 2008, additional changes that materially affected its internal control over financial reporting during the second quarter of 2008 to address the remaining material weaknesses.  We will also disclose any additional changes made during the third quarter of 2008 in the Quarterly Report on Form 10-Q for the period ended September 30, 2008 that materially affected or are reasonably likely to materially affect our internal controls over financial reporting during such period.

In connection with our response to your comments on our filings, we acknowledge that:

•      We are responsible for the adequacy and accuracy of the disclosure in the filing:

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter.  The Company is prepared to provide the staff any additional information required by the staff in connection with its review.  We thank you in advance for your assistance in this matter.  If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

/s/ J. Marshall Dodson
J. Marshall Dodson
Vice President and Chief Accounting Officer